

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Bradley Colby, President and Chief Executive Officer
Eternal Energy Corp.
2120 West Littleton Blvd., Suite 300
Littleton, CO 80120

> **Re:** **Eternal Energy Corp.**
> **Amendment 1 to Registration Statement on Form SB-2**
> **Filed December 7, 2006**
> **File No. 333-135531**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed November 17, 2006**
> **File No. 000-50906**

Dear Mr. Colby:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A1 Filed on December 7, 2006

General

1. We previously advised that where comments on one section or document concern similar disclosure appearing in another section or document, you should be sure to make corresponding changes to all related sections and documents. However, in processing your reply, we noted several instances where you did not follow this guidance. As a result, we have included additional comments in this letter to

address these matters. Please have this in mind when preparing your
amendments.

Interim Financial Statements, page F-24

Note 2 – Description of Business and Development Stage Operations, page F-29

2.   We note that in response to prior comment 7 in our letter dated July 25, 2006 you
        corrected a reference to your date of incorporation in your annual financial
        statements. However, you did not similarly correct the date of your incorporation
        referenced in your interim financial statements. Therefore, we reissue prior
        comment 7.

Exhibits

3.   Please obtain and file updated consent letters from your current and predecessor
        auditors in your next amendment to the registration statement.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005,
Filed on November 17, 2006

4.   We note that the auditors' reports were not included in the amendment to the
        Form 10-KSB that you filed on November 17, 2006. Further we note that you
        filed these reports in a separate, subsequent amendment to Form 10-KSB. Please
        understand that you must file the complete text of each item that is revised.
        Therefore, it will be necessary to further amend your document to include the
        financial statements along with the audit reports. In addition, you will need to file
        updated officer certifications with this amendment.

Form 10-QSB for the Interim Period Ended September 30, 2006

Controls and Procedures, page 18

5.   We previously advised that you would need to correct your disclosures about
        changes in your internal controls over financial reporting appearing in your 2006
        first quarter report to comply with Item 308(c) of Regulation S-B; and although
        you amended that filing to address this comment, you have not followed this
        guidance when filing your subsequent interim reports. The guidance in Item
        308(c) of Regulation S-B requires that you disclose any change in internal control
        over financial reporting that occurred *during the last fiscal quarter* that has
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting. Please amend your 2006 second and third

quarter Form 10-QSBs to comply with this requirement. We reissue prior comment 11.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Roger Schwall
Assistant Director